Subject: Recommendation to Reject Unsolicited Tender Offer

Notice

Hines | Securities

Hines Global REIT

Unsolicited Tender Offer Being Made For Your Clients' Shares

The Hines Global REIT board of directors recommends that your clients reject the Tender Offer.

Please be advised that your clients will be receiving materials shortly (if they have not already received them) from MacKenzie Realty Capital, Inc., CMG Partners, LLC and Coastal Realty Business Trust (collectively, the "Purchasers") containing an unsolicited third-party tender offer to purchase up to an aggregate of 13,608,000, or approximately 5.0%, of the issued and outstanding shares of common stock (the "Shares") of Hines Global REIT, Inc. ("Hines Global REIT" or the "Company") for a price equal to $6.15 per Share, without interest, in cash (the "Tender Offer").

Here's what you need to know:

- **Clients will receive significantly less per Share on their investment:** The $6.15 per Share offer from the Purchasers is substantially lower than the estimated liquidating distributions of $8.83 to $9.83 per Share that we expect you would receive from the Company pursuant to the Plan of Liquidation and Dissolution (see filing for definition).
- **The offer is substantially lower than the most recent valuation:** The $6.15 per Share offer price also is substantially lower than the Company's net asset value per Share of $9.04 determined as of December 31, 2017.
- **The offer applies a discount to your clients' investment:** The Tender Offer states that the Purchasers arrived at their $6.15 per Share offer price by applying a liquidity discount to the Company's net asset value with the intention of making a profit for themselves "by holding onto the Shares until the REIT is liquidated, hopefully at close to the full net asset value."

Bottomline: The Purchasers are trying to profit from your clients. **If the liquidating distributions are paid to the Company's stockholders as expected, the Purchasers will have made a huge profit at your clients' expense.**

- **Client communication arriving soon:** We are sending your clients a letter stating that the Hines Global REIT board of directors recommends that they reject the Tender Offer from the Purchasers. View the letter now by clicking the button below.

We hope that you and your clients will read this letter carefully and consider the recommendation of the Hines Global REIT board of directors to reject the Tender Offer as well as the conditions, contingencies and risks associated with the decision of whether to accept or reject the Tender Offer.

View Letter from Hines Global REIT to Stockholders

For more information, call your Hines Securities Regional Director or Internal Sales Consultant at 888.446.3773 or visit www.hinessecurities.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Forward-looking statements generally can be identified by the use of words or phrases such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "foresee," "looking ahead," "is confident," "should be," "will," "predicted," "likely," or similar words or phrases intended to identify information that is not historical in nature. These forward-looking statements include, among others, statements about the expected benefits of the Plan of Liquidation and Dissolution, the estimated range and the timing of the payment of liquidating distributions, the expected timing and completion of the Plan of Liquidation and Dissolution, and the future business, performance and opportunities of the Company. These risks and uncertainties include, without limitation, the unanticipated difficulties or expenditures relating to the Plan of Liquidation and Dissolution; the response of tenants, business partners and competitors to the Plan of Liquidation and Dissolution; legal proceedings that may be instituted against the Company and others related to the Plan of Liquidation and Dissolution; general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants' financial condition, and competition from other developers, owners and operators of real estate); adverse economic or real estate developments in the Company's existing markets; risks associated with the availability and terms of financing and the ability to refinance indebtedness as it comes due; reductions in asset valuations and related impairment charges; risks associated with downturns in domestic and local economies, changes in interest rates and volatility in the securities markets; potential liability for uninsured losses and environmental contamination; risks associated with the Company's potential failure to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended, and possible adverse changes in tax and environmental laws; and risks associated with the Company's dependence on key personnel of Hines Interests Limited Partnership or its affiliates whose continued service is not assured. For a further list and description of such risks and uncertainties, see the reports filed by the Company with the SEC, including the Company's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Any forward-looking statement speaks only as of the date of this letter. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information or developments, future events or otherwise.

Hines Global REIT is closed to new investors.

10/18